Exhibit 99.3

NEWS RELEASE

Skylight Health Group Announces Closing of $13.8 Million Bought Deal Financing and Share Consolidation

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

TORONTO, ON – May 26, 2021 – Skylight Health Group Inc. (TSXV:SHG; OTCQX: SHGFF) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, is pleased to announce that it has closed its previously announced bought deal offering of 9,857,800 common shares (the “Common Shares”, each a “Common Share”) in the capital of the Company at a price of C$1.40 per Common Share for aggregate gross proceeds to the Company of C$13,800,920 (the “Offering”), inclusive of the full exercise of the over-allotment option.

The Offering was completed on a bought deal basis and was underwritten by a syndicate of underwriters led by Raymond James Ltd. as sole bookrunner and co-lead underwriter and Stifel GMP as co-lead underwriter on behalf of a syndicate including Beacon Securities Limited, Echelon Wealth Partners Inc., and Bloom Burton Securities Inc. (collectively the “Underwriters”).

Skylight Health intends to use the proceeds of the Offering to fund growth initiatives, including executing its M&A strategy, and for general corporate purposes.

The Company is also pleased to announce that, in connection with the potential listing of the Company’s issued and outstanding Common Shares on the Nasdaq Stock Exchange, and as previously authorized by its shareholders, the Company is implementing a consolidation (reverse stock split) of its issued and outstanding Common Shares on a 5:1 basis.

“This share consolidation positions us to access qualified investors on our Nasdaq uplist,” says Prad Sekar, CEO and Co-Founder. “We have spent the last 5 months meeting with US institutions who specialize in both small-cap and healthcare investing and have received strong support and internalized their feedback. This consolidation comes at the recommendation of those accounts, and our banking and capital markets teams, who believe this will help to achieve our growth going forward with a strong foundation.”

The consolidation ratio was determined by the Company’s board of directors in accordance with the parameters authorized by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on February 22, 2021. The consolidation will take effect, following the closing of the Offering, on May 28, 2021. Immediately prior to the consolidation there are expected to be 190,548,775 Common Shares issued and outstanding (including the Common Shares issued under the Offering), and it is expected that there will be 38,109,755 Common Shares following the consolidation, subject to rounding for any fractional shares. No fractional shares will be issued as a result of the share consolidation and the number of post-consolidation shares to be received by a shareholder will be rounded up, in the case of a fractional interest that is 0.5 or greater, or rounded down, in the case of a fractional interest that is less than 0.5, to the nearest whole number of shares that such holder would otherwise be entitled to receive upon the implementation of the share consolidation.

The securities mentioned herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This press release does not constitute an offer to sell or a solicitation of any offer to buy the securities in the United States, in any province or territory of Canada or in any other jurisdiction. There shall be no sale of the securities in any jurisdiction in which an offer to sell, a solicitation of an offer to buy or sale would be unlawful.

NEWS RELEASE

ABOUT SKYLIGHT HEALTH GROUP INC.

Skylight Health Group (TSXV:SHG; OTCQX:SHGFF) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, payors reimburse typically on a capitation (fixed fee per member per month) basis. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

For more information, please visit www.skylighthealthgroup.com or contact:

Investor Relations:

Jackie Kelly

investors@skylighthealthgroup.com

416-301-2949

Currency Usage, Cautionary and Forward-Looking Statements

All currency contained in this Press Release represent Canadian Dollars unless otherwise stated.

Cautionary Statement Regarding Forward Looking Information

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Skylight Health’s filings with Canadian and United States securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements regarding the intended use of proceeds from the Offering; the proposed Nasdaq listing; the completion of the consolidation and the proposed consolidation ratio.

Although Skylight Health has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: the ability of Skylight Health to execute on its business strategy, continued revenue growth in accordance with management’s expectations, operating expenses continuing in accordance with management expectations, dependence on obtaining regulatory approvals; Skylight Health being able to find, complete and effectively integrate target acquisitions; change in laws relating to health care regulation; reliance on management; requirements for additional financing; competition; hindering market growth or other factors that may not currently be known by the Company.

There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. As a result of

NEWS RELEASE

these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Skylight Health disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Skylight Health does not assume any liability for disclosure relating to any other company mentioned herein.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.